Exhibit 99.3
LDK Solar Breaks Ground on Polysilicon Production Plant at Its Manufacturing
Facilities in Xinyu City
Xinyu City, China and Sunnyvale, CA, August 20, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced that the company hosted a groundbreaking ceremony on August 18, 2007 to celebrate the commencement of construction on its polysilicon production plant. This event was hosted by Mr. Xiaofeng Peng, Founder, Chairman and CEO. Attending the ceremony as the key honorable guest was Mr. Xinxiong Wu, Governor of Jiangxi Province with many other honorable guests from Beijing, Shanghai, Hong Kong, Taiwan, Japan, Korea, the U.S., Europe, India and other parts of the world to celebrate this event.
The polysilicon production plant will be located adjacent to LDK’s current solar wafer manufacturing facilities in Xinyu City, China. This groundbreaking is in line with the company’s publicly announced plans to complete construction and reach a production capacity of up to 6,000 metric tons of polysilicon by the end of 2008 and 15,000 metric tons by the end of 2009. The Company has also indicated that it plans to commence volume production by the end of 2008.
“Today’s groundbreaking represents a notable milestone for LDK as we move forward with our plans to establish in-house polysilicon production and build upon our technical and operational expertise,” said Mr. Peng. “We are very proud of the speed of the preparations leading to the groundbreaking and see this achievement as a demonstration of our commitment to becoming the largest and lowest cost wafer producer in the solar industry.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801